                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*

                              SAMSONITE CORPORATION
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                               (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    79604v105
        ---------------------------------------------------------------
                                (CUSIP Number)

                             Deborah J. Ruosch, Esq.
                      Milbank, Tweed, Hadley & McCloy LLP
                       601 S. Figueroa Street, 30th Floor
                         Los Angeles, California 90017
                                 (213) 892-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 22, 2002
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

_______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP No.  79604v105                                    Page  2  of  4  Pages
          -----------                                        ---    ---
-----------------------------                   --------------------------------

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      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ares Management L.P.
      IRS Employee No.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3
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      SOURCE OF FUNDS*
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  79604v105                                    Page  3  of  4  Pages
          -----------                                        ---    ---
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     This Amendment No. to the Schedule 13D originally filed on July 1, 2002 by
Ares Management, L.P., a Delaware limited partnership (the "Reporting Person"), relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer").

IV.  PURPOSE OF THE TRANSACTION.

     Item 4 is amended by adding the following disclosure at the end of such
Item:

     On July 19, 2002, the Issuer, the Reporting Person and Artemis S.A. ("Artemis") entered into a letter agreement (the "Exclusivity Agreement") pursuant to which, among other things, the Issuer agreed to enter into an up to 45-day exclusive negotiating period (the "Exclusivity Period") with the Reporting Person and Artemis with respect to a potential deleveraging or recapitalization transaction (a "Recapitalization Transaction") for the Issuer. The restrictions agreed to by the Issuer are similar to the exclusivity provisions proposed in the June 27 Letter from the Reporting Person and Artemis to the Issuer. The Exclusivity Period, which commenced on July 22, 2002, will terminate after 30 days (absent an extension from the Issuer) if the Reporting Person and Artemis do not provide joint written notification to the Issuer by the thirtieth day that the Reporting Person and Artemis have completed their due diligence and all material terms relating to a Recapitalization Transaction have been agreed upon by such date.

     The Reporting Person retains the right to withdraw, amend or modify the proposal. The Reporting Person or its representatives may engage in negotiations with the Issuer's board of directors, or in discussions with other stockholders of the Issuer, concerning a Recapitalization Transaction or other possible transactions. There can be no assurance that a Recapitalization Transaction, or any other transaction, will occur.

     Subject to the foregoing, the Reporting Person retains the right to change its investment intent, to propose one or more transactions to the Issuer's board, to acquire, sell or dispose of shares of Common Stock or other securities of the Issuer from time to time in any manner permitted by law.

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CUSIP No.  79604v105                                    Page  4  of  4  Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 22nd day of July, 2002.

ARES MANAGEMENT, L.P.



By:   /s/ ERIC BECKMAN
     ------------------------------------------------
Name:   Eric Beckman
Title:  Managing Director